UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

PFF Bancorp, Inc.
(Name of Issuer)

Common Stock par value $.01 per share
(Title of Class of Securities)

69331W-10-4
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69331W-10-4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PFF BANK AND TRUST EMPLOYEE STOCK OWNERSHIP PLAN IRS ID. NO. 95-4561623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) [ ]
			(b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federally chartered stock savings institution's employee stock ownership plan organized in California
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,378,437
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,378,437
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,378,437
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.77%
12	TYPE OF REPORTING PERSON EP

Item 1. (a)	Name of Issuer:
PFF Bancorp, Inc.

Item 1. (b)	Address of Issuer's Principal Executive Offices:
350 South Garey Avenue
Pomona, California 91766

Item 2. (a)	Name of Person Filing:
PFF Bank and Trust Employee Stock Ownership Plan
Trustee: The Mechanics Bank
3170 Hilltop Mall Road
Richmond, CA 94806-0047

Item 2. (b)	Address of Principal Business Offices:
350 South Garey Avenue
Pomona, California 91766

Item 2. (c)	Citizenship:
Federally chartered stock savings institution's employee stock ownership plan organized in California

Item 2. (d)	Title of Class of Securities: Common Stock par value $.01 per share

Item 2. (e)	CUSIP Number: 69331W-10-4

Item 3.	Type of Person:
An employee benefit plan in accordance with Section 240.13d-1(b)(1)(ii)(F)

Item 4. (a)	Amount beneficially owned: 2,378,437

Item 4. (b)	Percent of class: 9.77%

Item 4. (c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 2,378,437
(iii) Sole power to dispose or to direct the disposition of: 2,378,437
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
(Date)

/s/ Gregory C. Talbott
(Signature)

Executive Vice President, Chief Financial Officer and Treasurer
(Title)